Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2019 Financial Results

TYSONS CORNER, Va., October 29, 2019 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended September 30, 2019 (the third quarter of its 2019 fiscal year).

Third Quarter 2019 Financial Highlights

•

Revenues: Total revenues for the third quarter of 2019 were $119.7 million, a 2.0% decrease, or a 0.4% increase on a non-GAAP constant currency basis, compared to the third quarter of 2018. Product licenses and subscription services revenues for the third quarter of 2019 were $26.9 million, a 2.3% decrease, or a 1.4% increase on a constant currency basis, compared to the third quarter of 2018.  Product support revenues for the third quarter of 2019 were $72.9 million, a 2.1% decrease, or a 0.2% decrease on a constant currency basis, compared to the third quarter of 2018. Other services revenues for the third quarter of 2019 were $19.9 million, a 1.2% decrease, or a 1.1% increase on a constant currency basis, compared to the third quarter of 2018.

•	Gross Profit: Gross profit for the third quarter of 2019 was $95.9 million, representing an 80.1% gross margin, compared to a gross margin of 80.9% in the third quarter of 2018.
•	Operating Expenses: Operating expenses for the third quarter of 2019 were $91.3 million, a 0.3% decrease compared to the third quarter of 2018.
•

Income from Operations: Income from operations for the third quarter of 2019 was $4.6 million versus  $7.2 million for the third quarter of 2018. Non-GAAP income from operations, which excludes share-based compensation expense, was $6.4 million for the third quarter of 2019 versus non-GAAP income from operations of $10.2 million for the third quarter of 2018.

•

Net Income: Net income for the third quarter of 2019 was $9.7 million, or $0.94 per share on a diluted basis, as compared to net income of $12.7 million, or $1.10 per share on a diluted basis, for the third quarter of 2018.

•

Cash and Short-term Investments: As of September 30, 2019, MicroStrategy had cash and cash equivalents and short-term investments of $578.3 million, as compared to $576.1 million as of December 31, 2018, an increase of $2.2 million.

“Our solid third quarter results reflect growing interest in MicroStrategy 2019™ and increased adoption of HyperIntelligence™.  Our customers continue to choose our award-winning platform to deliver timely insights to employees who may have previously struggled to find the insights they need,” said Michael J. Saylor, CEO, MicroStrategy Incorporated. “Additionally, we are seeing increased customer interest in our cloud offerings for their simplicity, scalability, and speed.”

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP financial measures for the three and nine months ended September 30, 2019 and 2018. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below.

MicroStrategy adopted Accounting Standards Update No. 2016-02, Leases (Topic 842), and its subsequent amendments (“ASU 2016-02”), effective January 1, 2019. Comparative prior period consolidated financial statements have not been restated and are not directly comparable to the current period consolidated financial statements.

MicroStrategy uses its Intelligent Enterprise™ platform across the enterprise and has created an interactive dossier with quarterly financial performance data. Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device. To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Recent Business Highlights

The following are some key business highlights from the third quarter of 2019:

•

Organizations worldwide such as Clarín, Dallas Fort Worth International Airport, Freddie Mac, Gilbane Building Company, and Skechers are deploying HyperIntelligence to their front-line employees.  HyperIntelligence reveals insights to users within their favorite business applications on the web or mobile device, or on screens as they pass by, without interrupting existing workflows.

•

Enhancements in MicroStrategy 2019 Update 2 and Update 3 make it easier for organizations faced with growing system demands to seamlessly move their MicroStrategy analytics and mobility deployments to the cloud.

o

Onyx CenterSource moved their on-premises analytics environment to MicroStrategy Cloud™ Platform on Amazon Web Services (AWS) to streamline costs, reduce data discrepancies, and address security and scalability. Onyx CenterSource can scale its Amazon S3 storage services and two environments up or down to save costs, and its platform upgrades are 75% faster on AWS cloud.

o

Fanatics reports that it uses MicroStrategy on AWS to run thousands of analytical queries and share dossiers with hundreds of employees in an instant, giving its users the intelligence they need to make critical sales and inventory adjustments on the fly, especially during big sports moments.

o

RAC Insurance will move its analytics environment to MicroStrategy Cloud Platform on Microsoft Azure to help reduce costs and allow employees to focus more on creating value for their members. Moving to the cloud forms part of RAC Insurance’s strategic business plan to transition its entire data analytics environment onto the Microsoft Azure platform.

•

MicroStrategy announced that it is providing analytics technology for Freddie Mac’s web-based mortgage insights tool, Evaluate|Compare|Optimize℠ (ECO), designed to help mortgage lenders with advanced evaluation tools. The ECO dashboard uses the MicroStrategy 2019 platform, interactive dossiers, and application program interfaces that, combined with market intelligence data, provide lenders with a valuable, near real time informational resource to help them deliver a better mortgage experience for borrowers.

•

MicroStrategy signed a public sector distribution agreement with immixGroup, an Arrow company. The agreement with immixGroup, the leading value-added distributor of enterprise IT for the U.S. public sector, allows MicroStrategy to grow its public sector business, accelerate sales cycles, and operate more efficiently in the government market. Federal agencies are able to deploy MicroStrategy 2019 on-premises, into their existing cloud infrastructure, or through the FedRAMP marketplace.

•

Ventana Research named MicroStrategy’s HyperIntelligence offering the 2019 Overall Digital Innovation Award winner. The Ventana Research Digital Innovation Awards recognize vendors pioneering new technology innovations and advancements in their respective markets, driving change and increasing value for organizations around the world.

•

Forrester Research, Inc. named MicroStrategy as a leader in “The Forrester Wave™: Enterprise BI Platforms (Client-Managed), Q3 2019” report. MicroStrategy 2019 earned the maximum scores in eight out of 10 current offering criteria: Systems of insight, Architecture, Big data, Mobile, App building/customization, GUI, Data prep, and Deployment options.

MicroStrategy Names Lisa Mayr Chief Financial Officer

MicroStrategy also announced today that it has appointed Lisa Mayr as its new Senior Executive Vice President & Chief Financial Officer, effective as of her start date with the Company, which is expected to be on or about November 4, 2019.  Ms. Mayr will succeed Phong Le, who has served as Chief Financial Officer of the Company since 2015.  Mr. Le will continue serving as MicroStrategy’s Senior Executive Vice President & Chief Operating Officer.

Ms. Mayr previously served as chief financial officer of EverFi, Inc., a digital and interactive educational software company. Prior to EverFi, Ms. Mayr was vice president, finance and later chief financial officer of Blackboard, Inc., a global education technology company, where she helped with the transition from an on-premises license model to cloud. She also previously held senior finance positions at LivingSocial, Inc., GeoEye, Inc., and Celtic Capital, a financial advisory services firm she co-founded. Ms. Mayr holds a Bachelor of Arts in Economics and International Relations from American University and an M.B.A. from Georgetown University.

“We are thrilled to welcome Lisa to our management team.  Lisa brings extensive financial management experience and impressive leadership capabilities, making her an excellent choice as MicroStrategy’s next Chief Financial Officer,” said Mr. Saylor. “I believe she will make significant contributions to MicroStrategy’s operational and strategic goals.”

Conference Call

MicroStrategy will be discussing its third quarter 2019 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 6998558. A live and archived webcast will be available under the “Events” section on MicroStrategy’s investor relations website at https://ir.microstrategy.com/events-presentations. A replay of the conference call will be available beginning approximately two hours after the call concludes until November 5, 2019 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 6998558.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) income (loss) from operations that excludes the impact of share-based compensation arrangements, (ii) net income and diluted earnings per share that exclude the impact from the U.S. Tax Cuts and Jobs Act (“U.S. tax reform”) in the third quarter of 2018 and the sale of the Voice.com domain name (the “Domain Name Sale”) in the second quarter of 2019, and (iii) revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis.  The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impact from U.S. tax reform, which was a one-time tax charge, and the Domain Name Sale, which is outside of MicroStrategy’s normal business operations. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a “constant currency” basis.  MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a leading worldwide provider of enterprise analytics and mobility software and services. Our mission is to make every enterprise a more Intelligent Enterprise.  MicroStrategy 2019 delivers modern analytics on an open, comprehensive enterprise platform designed to drive business results with Federated Analytics, Transformational Mobility, and HyperIntelligence. To learn more, visit MicroStrategy online, and follow us on LinkedIn, Twitter, and Facebook.

MicroStrategy, MicroStrategy 2019, HyperIntelligence, Intelligent Enterprise, MicroStrategy Cloud, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 2019; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$18,972	$20,264	$57,384	$56,857
Subscription services	7,894	7,240	22,142	22,486
Total product licenses and subscription services	26,866	27,504	79,526	79,343
Product support	72,885	74,463	217,313	222,554
Other services	19,942	20,185	55,957	63,824
Total revenues	119,693	122,152	352,796	365,721

Cost of revenues
Product licenses	526	377	1,597	4,255
Subscription services	3,889	3,259	10,976	9,953
Total product licenses and subscription services	4,415	3,636	12,573	14,208
Product support	6,922	5,079	21,710	14,685
Other services	12,478	14,674	41,055	44,721
Total cost of revenues	23,815	23,389	75,338	73,614

Gross profit	95,878	98,763	277,458	292,107

Operating expenses
Sales and marketing	43,935	45,429	140,968	147,742
Research and development	27,457	25,829	83,436	74,471
General and administrative	19,900	20,285	63,684	63,756
Total operating expenses	91,292	91,543	288,088	285,969

Income (loss) from operations	4,586	7,220	(10,630)	6,138
Interest income, net	2,941	3,441	8,520	8,698
Other income, net	1,882	798	30,717	3,665
Income before income taxes	9,409	11,459	28,607	18,501
(Benefit from) provision for income taxes	(291)	(1,240)	6,419	(699)
Net income	$9,700	$12,699	$22,188	$19,200

Basic earnings per share (1):	$0.95	$1.11	$2.16	$1.68
Weighted average shares outstanding used in computing basic earnings per share	10,251	11,467	10,273	11,458

Diluted earnings per share (1):	$0.94	$1.10	$2.15	$1.67
Weighted average shares outstanding used in computing diluted earnings per share	10,309	11,538	10,336	11,502

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2019	2018*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$375,071	$109,924
Restricted cash	798	862
Short-term investments	203,218	466,186
Accounts receivable, net	118,002	171,359
Prepaid expenses and other current assets	24,665	30,068
Total current assets	721,754	778,399

Property and equipment, net	51,993	51,919
Right-of-use assets	86,994	0
Deposits and other assets	7,455	8,134
Deferred tax assets, net	20,520	17,316
Total Assets	$888,716	$855,768

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$28,626	$33,684
Accrued compensation and employee benefits	41,829	48,045
Deferred revenue and advance payments	160,244	176,540
Total current liabilities	230,699	258,269

Deferred revenue and advance payments	4,487	6,469
Operating lease liabilities	105,291	0
Other long-term liabilities	32,786	61,262
Deferred tax liabilities	34	37
Total Liabilities	373,297	326,037

Stockholders’ Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,880 shares issued and 8,232 shares outstanding, and 15,837 shares issued and 8,552 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	590,158	576,957
Treasury stock, at cost; 7,648 shares and 7,285 shares, respectively	(634,405)	(586,161)
Accumulated other comprehensive loss	(11,674)	(10,217)
Retained earnings	571,322	549,134
Total Stockholders’ Equity	515,419	529,731
Total Liabilities and Stockholders’ Equity	$888,716	$855,768

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2019	2018
	(unaudited)	(unaudited)
Operating activities:
Net income	$22,188	$19,200
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,543	3,483
Write-offs and sales allowances	892	1,053
Net realized loss on short-term investments	41	0
Deferred taxes	(3,352)	(6,667)
Release of liabilities for unrecognized tax benefits	(1,077)	0
Share-based compensation expense	7,887	11,132
Changes in operating assets and liabilities:
Accounts receivable	11,781	9,300
Prepaid expenses and other current assets	4,513	(1,075)
Deposits and other assets	349	(956)
Accounts payable and accrued expenses	(11,618)	(5,816)
Accrued compensation and employee benefits	(7,368)	(3,901)
Deferred revenue and advance payments	23,612	(4,032)
Operating lease liabilities	(6,394)	0
Other long-term liabilities	(674)	1,527
Net cash provided by operating activities	52,323	23,248

Investing activities:
Proceeds from redemption of short-term investments	589,357	348,980
Purchases of property and equipment	(9,382)	(4,457)
Purchases of short-term investments	(320,487)	(674,528)
Net cash provided by (used in) investing activities	259,488	(330,005)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	5,442	2,471
Purchases of treasury stock	(48,244)	0
Payments on capital lease obligations and other financing arrangements prior to the adoption of ASU 2016-02	0	(9)
Net cash (used in) provided by financing activities	(42,802)	2,462

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(3,926)	(3,904)
Net increase (decrease) in cash, cash equivalents, and restricted cash	265,083	(308,199)
Cash, cash equivalents, and restricted cash, beginning of period	110,786	421,182
Cash, cash equivalents, and restricted cash, end of period	$375,869	$112,983

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$18,972	$20,264	$57,384	$56,857
Subscription services	7,894	7,240	22,142	22,486
Total product licenses and subscription services	26,866	27,504	79,526	79,343
Product support	72,885	74,463	217,313	222,554
Other services:
Consulting	18,038	18,001	50,135	56,998
Education	1,904	2,184	5,822	6,826
Total other services	19,942	20,185	55,957	63,824
Total revenues	119,693	122,152	352,796	365,721

Cost of revenues
Product licenses and subscription services:
Product licenses	526	377	1,597	4,255
Subscription services	3,889	3,259	10,976	9,953
Total product licenses and subscription services	4,415	3,636	12,573	14,208
Product support	6,922	5,079	21,710	14,685
Other services:
Consulting	11,102	12,996	35,996	39,859
Education	1,376	1,678	5,059	4,862
Total other services	12,478	14,674	41,055	44,721
Total cost of revenues	23,815	23,389	75,338	73,614

Gross profit	$95,878	$98,763	$277,458	$292,107

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2019	2018*	2018
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$470	$1,768	$584
Deferred subscription services revenue	12,812	13,508	11,736
Deferred product support revenue	139,402	152,501	131,185
Deferred other services revenue	7,560	8,763	7,538
Total current deferred revenue and advance payments	$160,244	$176,540	$151,043

Non-current:
Deferred product licenses revenue	$368	$542	$730
Deferred subscription services revenue	142	2,384	0
Deferred product support revenue	3,440	3,091	3,701
Deferred other services revenue	537	452	492
Total non-current deferred revenue and advance payments	$4,487	$6,469	$4,923

Total current and non-current:
Deferred product licenses revenue	$838	$2,310	$1,314
Deferred subscription services revenue	12,954	15,892	11,736
Deferred product support revenue	142,842	155,592	134,886
Deferred other services revenue	8,097	9,215	8,030
Total current and non-current deferred revenue and advance payments	$164,731	$183,009	$155,966

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF SHARE-BASED COMPENSATION EXPENSE

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income (loss) from operations:
Income (loss) from operations	$4,586	$7,220	$(10,630)	$6,138
Share-based compensation expense	1,834	3,011	7,887	11,132
Non-GAAP income (loss) from operations	$6,420	$10,231	$(2,743)	$17,270

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

EXCLUSION OF U.S. TAX REFORM AND DOMAIN NAME SALE

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net income:
Net income	$9,700	$12,699	$22,188	$19,200
Measurement-period adjustment related to U.S. tax reform	0	(3,106)	0	(3,106)
Gain from Domain Name Sale, net of tax	0	0	(21,778)	0
Non-GAAP net income	$9,700	$9,593	$410	$16,094

Reconciliation of non-GAAP diluted earnings per share:
Diluted earnings per share	$0.94	$1.10	$2.15	$1.67
Measurement-period adjustment related to U.S. tax reform (per diluted share)	0.00	(0.27)	0.00	(0.27)
Gain from Domain Name Sale, net of tax (per diluted share)	0.00	0.00	(2.11)	0.00
Non-GAAP diluted earnings per share	$0.94	$0.83	$0.04	$1.40

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	September 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2019	2019	2019	2018	2019	2019
Revenues
Product licenses	$18,972	$(921)	$19,893	$20,264	-6.4%	-1.8%
Subscription services	7,894	(112)	8,006	7,240	9.0%	10.6%
Total product licenses and subscription services	26,866	(1,033)	27,899	27,504	-2.3%	1.4%
Product support	72,885	(1,400)	74,285	74,463	-2.1%	-0.2%
Other services	19,942	(455)	20,397	20,185	-1.2%	1.1%
Total revenues	119,693	(2,888)	122,581	122,152	-2.0%	0.4%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact from fluctuations in foreign currency exchange rates on international revenues.  It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2019	2018	2018
Subscription services	66	62	54	56	55
Product support	231	234	224	202	194
Consulting	390	404	429	452	458
Education	38	40	50	47	44
Sales and marketing	616	637	675	707	699
Research and development	775	764	733	716	688
General and administrative	337	336	329	348	326
Total headcount	2,453	2,477	2,494	2,528	2,464